EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-204616 on Form F-3 and No. 333-203139 on Form F-8 of our report dated September 29, 2017, relating to the consolidated financial statements of GasLog Partners LP and subsidiaries (the “Partnership”) appearing in this Current Report on Form 6-K for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in the Registration Statements.

DELOITTE LLP

London, United Kingdom

September 29, 2017